Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 16 - 2013

AURIZON RESPONDS TO BCSC DECISION TO CEASE TRADE NEW SHAREHOLDERS RIGHTS PLAN

Reiterates recommendation that shareholders REJECT the Alamos offer

Vancouver, BC, March 18, 2013 -- The Board of Directors of Aurizon Mines Ltd. (TSX:ARZ) (NYSE MKT:AZK) (“Aurizon” or the “Company”) responded today to a decision by the British Columbia Securities Commission (the "BCSC") to cease trade the Company’s new shareholder rights plan (the "New Rights Plan"). The BCSC announced its decision following a hearing on March 15, 2013, which was held in response to an application made by Alamos Gold Inc. ("Alamos").

Alamos had also sought to cease trade the Board-supported Hecla arrangement on the basis of the break fee included in the arrangement, and that order was not granted by the BCSC. The BCSC indicated that the reasons for its decision would follow. The Toronto Stock Exchange had previously determined, in accordance with its rules, to defer its consideration of the acceptance for filing of the New Rights Plan.

George Brack, Chair of the Special Committee of the Aurizon Board of Directors said: “The objective of the New Rights Plan was to ensure that all Aurizon shareholders are treated equally, and we are therefore disappointed with the BCSC decision. We are however pleased that the BCSC refused Alamos’ application for an order cease trading the Hecla arrangement.”

Added Mr. Brack: “We are confident that Aurizon shareholders will recognize that the Alamos offer is financially inadequate, and that it does not offer the premium value and significant cash component of the Hecla arrangement which is also available to shareholders. Support for the Alamos offer appears to have eroded substantially, and in its actions and public statements, Alamos has focused on fully leveraging its minority position, rather than offering full value to all Aurizon shareholders. The Board remains steadfast in its view that the Alamos offer is financially inadequate and urges shareholders to REJECT the Alamos offer and not tender their Aurizon shares.”

Aurizon’s Board of Directors continues to recommend that shareholders support the Board-supported arrangement with Hecla:

•	Hecla offers premium value – based on the closing share prices of Hecla and Alamos on March 18, 2013, the Hecla Arrangement provides $0.29 more value per share than the Alamos bid.

•	Aurizon shares continue to trade at a premium to the implied value of the Alamos offer, and as of close of trading today, closed $0.14 per share higher.

•	Hecla offers more cash – the Hecla arrangement offers Aurizon shareholders greater value certainty through a maximum $513.6 million in cash, which is 68% higher than the maximum amount of cash offered by Alamos ($305 million maximum cash). Roughly two thirds of the Hecla Arrangement is in cash with Alamos’ bid being less than half.

•	Hecla offers a more compelling strategic and jurisdictional fit – a combination of Hecla and Aurizon offers shareholders the opportunity to participate in a North America-focused, US$1.64 billion precious metals company with excellent operating assets in superb jurisdictions, complementary mining experience, and exploration potential.

News Release – March 18, 2013 AURIZON RESPONDS TO BCSC DECISION TO CEASE TRADE NEW SHAREHOLDERS RIGHTS PLAN	Page | 2

The reasons for the recommendation by the Board of Directors that shareholders REJECT Alamos’ unsolicited offer can be found in the directors' circular of Aurizon dated January 22, 2013, which is available on Aurizon's website at www.aurizon.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Aurizon shareholders are advised to read the directors' circular in full, as it contains important information regarding the Board of Directors' recommendation to reject the Alamos offer.

Details of the Hecla Agreement

Under the terms of the Hecla Agreement announced on March 4, 2013, Aurizon shareholders may elect to receive in exchange for each Aurizon share, CAD$4.75 per share or 0.9953 of a Hecla share or a combination of both, subject in each case to pro-ration based on a maximum cash consideration of approximately CAD$513.6 million and a maximum of approximately 57,000,000 Hecla shares. Assuming that all shareholders elect to receive either cash or Hecla shares, the consideration will be fully pro-rated with each shareholder being entitled to receive CAD$3.11 in cash and 0.3446 of a Hecla share for each Aurizon share.

How to Withdraw Shares Tendered to the Alamos Offer

Shareholders who have tendered their shares to the Alamos offer and who wish to obtain advice or assistance in withdrawing their shares are urged to contact their broker or Georgeson, the information agent retained by Aurizon, at one of the telephone numbers listed below.

For assistance

Shareholders who have questions or require any assistance can contact Georgeson by calling toll free in North America at 1-888-605-7616, calling collect from outside North America at 1-781-575-2422, or by email at askus@georgeson.com.

This news release contains forward-looking information (as defined in the Securities Act (British Columbia)) and forward-looking statements that are prospective in nature (collectively, "forward-looking statements"). All statements other than statements of historical fact may be forward-looking statements. In this news release, such forward-looking statements include statements regarding the ability of the Company and Hecla to consummate the Arrangement on the terms and in the manner contemplated in the Arrangement Agreement and, the anticipated value of the combined entity. These forward-looking statements are based on a number of assumptions, including assumptions regarding the time required to prepare and mail meeting materials to the Aurizon securityholders, the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals and the ability of the parties to satisfy in a timely manner, the conditions to the closing of the Arrangement; the value of Aurizon's assets, in particular Casa Berardi; the value of Hecla's assets; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; financing requirements; general economic conditions; and changes in laws, rules and regulations applicable to Aurizon and Hecla. Although management of Aurizon believes that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained in this news release and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects.

Factors which could cause actual results to differ materially from current expectations include non-completion of the Arrangement, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals or the inability of the parties to satisfy in a timely manner the other conditions to the closing of the Arrangement; changes in market conditions; actual results being materially different than reserve and resource estimates, grades, mine life and cash cost estimates; variations in ore grade or recovery rates; risks relating to international operations; fluctuations in gold, silver and other metal prices and currency exchange rates; failure to obtain any required financing; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to general economic conditions or laws, rules and regulations applicable to Aurizon or Hecla; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labour disputes and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk that estimated costs, including costs of labor, equipment and materials, including power, are not as anticipated; the risk of an undiscovered defect in title or other adverse claim; that results of exploration activities will be different than anticipated; and those risks set forth in Aurizon's Annual Information Form dated March 30, 2012 and in Hecla's filings with the U.S. Securities and Exchange Commission, which are available respectively on Sedar at www.sedar.com and on Edgar at www.sec.gov/. You should not place undue reliance on any forward-looking statements contained in this news release. Aurizon specifically disclaims any obligation to reissue or update these forward-looking statements as a result of new information or events after the date hereof, except as may be required by law.

News Release – March 18, 2013 AURIZON RESPONDS TO BCSC DECISION TO CEASE TRADE NEW SHAREHOLDERS RIGHTS PLAN	Page | 3

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Media Contact:

Longview Communications

Trevor Zeck (604) 375-5941 or Nick Anstett (416) 649-8008

Investor Contact:

Jennifer North, Manager Investor Relations

Aurizon Mines Ltd.

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)

Email: info@aurizon.com Website: www.aurizon.com